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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

December 22, 2009

Re:	First Wind Holdings Inc. Registration Statement on Form S-1 File No. 333-152671

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Dear Mr. Owings:

First Wind Holdings Inc. (the “Company”) today filed Amendment No. 2 to the above referenced Registration Statement on Form S-1.  Enclosed herewith for your convenience is a copy of Amendment No. 2, and a copy marked against Amendment No. 1.

The Company has significantly revised the disclosure in Amendment No. 2 in light of the time passed since the filing of Amendment No. 1 and the development of its business in the meantime.  Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter dated October 24, 2008 to the Company from the Staff of the Division of Corporation Finance.  For your convenience, the text of the Staff’s comments is reproduced below in bold face type preceding each response.  Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.  Unless otherwise specified, page references below refer to Amendment No. 2.

Prospectus Summary, page 1

Overview, page 1

1.                                      We reviewed your response to comment 4 in our letter dated August 29, 2008.  Please provide this disclosure in your next amendment.

Response:  We will disclose the number of shares we plan to offer in a future amendment to the Registration Statement.  We will provide the Staff sufficient time to review complete disclosure prior to any distribution of the preliminary prospectus to potential investors.

2.                                      We reviewed your response to comment 5 in our letter dated August 29, 2008.  Please remove the disclosure in the “Competitive Strengths” and “Strategy” sections because this information duplicates much of what you have disclosed in the “Overview” section.  Also, you should balance the disclosure regarding revenue sources with net loss disclosure for the fiscal year end and most recently completed period.

Response:  We believe it is important for investors to understand the strategy that our management intends to pursue, and to understand the competitive strengths that we will use to execute that strategy, and we believe this information is most effectively conveyed in succinct sets of bullet points as we have done in Amendment No. 2.  There is necessarily a degree of informational overlap between the overview of our company and the essential details of our strategy and competitive strengths.  Indeed it is difficult to see how we could have a credible strategy that does not relate to and flow directly from a carefully framed synopsis of our business, or competitive strengths that are not illustrated by significant developments in our business.  Nevertheless we have revised the “Prospectus Summary” so that the “Strategy” and “Competitive Strengths” sections summarize but do not repeat the “Strategy” and “Competitive Strengths” disclosure in the “Business” section.  Please see pp. 1 through 8 and 98 through 101.  We have also revised the disclosure under “Prospectus Summary—Revenues, Financing, and Government Programs,” with a cross-reference to the applicable risk factor, to draw the investor’s attention to our substantial net losses and negative operating cash flows.  Please see p. 3.

3.                                      We reviewed your response to comment 9 in our letter dated August 29, 2008.  Given that you do not expect to complete development of all 5,564 MW of capacity in your current portfolio and given that your portfolio is continually evolving, please include disclosure throughout your prospectus that places this aggregate number in context.  Each time you reference 5,564 MW of operating and prospective capacity, you should include a statement similar to the following statement in your response to us or tell us why such a statement is not appropriate:  “We know, based on prior experiences and probabilities associated with development projects generally, that we will not ultimately complete all of the projects included in our portfolio of development projects at any given point in time and that our 2013 goal requires that we maintain an aggregate portfolio of projects with prospective capacity that substantially exceeds our stated goal.”  In the alternative, you should remove the reference to amounts up to 5,564 MW and discuss amounts that exceed your stated goal solely to put into context management’s focus on developing projects.

Response:  As noted above, we have significantly revised the disclosure in Amendment No. 2 in light of business developments since October 2008, and as a result, we no longer reference 5,564 MW of operating and prospective capacity.  Instead, we discuss a development pipeline with projects at different stages of development with a total aggregate potential capacity of approximately 4,000 MW and we discuss a target of having approximately 1,000 MW operating or under construction by the end of 2011 and a goal of having in excess of 2,000 MW operating or under construction by the end of 2014.  Where we discuss our aggregate pipeline capacity, we state that, “We are unlikely to complete all of the projects in our current development pipeline, while some of the projects we are likely to develop in the future are not in our current pipeline. Our ability to complete our projects and achieve anticipated generation capacities is subject to numerous risks and uncertainties as described under ‘Risk Factors.’”  Please see pp. 1 and 95.

4.                                      In your additional disclosure of your revenue sources on page 3, you use several terms that have not yet been defined, such as REC and RPS.  Please revise your disclosure here and elsewhere, as appropriate.

Response:  We have revised the disclosure accordingly to define terms throughout the prospectus where they first appear.  For example, renewable portfolio standard, or RPS, is defined on p. 2.

5.                                      We reviewed your response to comment 7 in our letter dated August 29, 2008.  In your discussion of the tax equity financing transactions on page 3, please revise this disclosure to indicate that you typically will dedicate substantially all of the cash distributions you receive for a project for ten years following the commencement of commercial operations and therefore there will not be significant revenues available to First Wind Holdings Inc. and its stockholders for a significant period of time.

Response:  We have revised the reference to tax equity financings on p. 3, and the discussion of tax equity financing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Tax Equity Financing” to state that these financing arrangements entitle the tax equity investors to substantially all of the production tax credits and taxable income or loss generated by the project, and a portion of the operating cash flows, until the tax equity investors achieve their targeted investment returns and return of capital, which we typically expect to occur in ten years.  Please see pp. 3 and 75.

Class A Common Stock and Class B Common Stock, page 7

6.                                      We reviewed your response to comment 12 in our letter dated August 29, 2008.  Please tell us what portion of the tax savings you expect to pay to the exchanging Series B unit holders under the tax receivable agreement.  If this is a significant portion of your expected tax savings, please disclose the percentage here, as you do under the heading “The Reorganization and Our Holding Company Structure—Tax Receivable Agreement” on page 178.

Response:  The description under “Class A Common Stock and Class B Common Stock” in the Prospectus Summary has been shortened.  We have left placeholders for the percentage of tax benefits that will be paid to the Series B Unitholders, the amount of which is currently under discussion.  We will provide the Staff sufficient time to review complete disclosure prior to any distribution of the preliminary prospectus to potential investors.  Please see pp. 44 and 160.

Risk Factors, page 15

7.                                      Please remove any mitigating language in the additional disclosure in your risk factors.  For example, see your risk factor “One of our key turbine suppliers, Clipper Windpower . . . “ on page 18 and “Our hedging strategy” on page 21.

Response:  We have revised the disclosure accordingly.  Please see, for example, pp. 19 and 29.

8.                                      We reviewed the revisions to your risk factors “We are materially dependent on tax equity financing arrangements” on page 19, “We may not be able to finance the development of our business . . . “ on page 20, and “Our hedging strategy .. . . “ on page 20 and similar revisions elsewhere in your prospectus setting forth a number of liquidity risks you face, including risks associated with the recent failure of Lehman Brothers, “current and developing conditions of significant volatility and illiquidity in credit markets and capital markets generally . . . “ and “the risk that [your] counterparties may fail to fulfill their payment and other obligations under the contractual terms of [your] hedges . . . .”  We also reviewed your response to comment 37 in our letter dated August 29, 2008, and note that you have shortened your projected schedule for advanced projects by several months (from 0-24 month to 0-18 months), despite the delay of the start date for Oakfield and Longfellow and the 2010 start date for Milford II.  In addition, your initial registration statement filed on July 31, 2008 indicated that you were in negotiations for an increase of the size of the tax equity financing agreement prior to the filing by Lehman Brothers for bankruptcy on September 15, 2008.  We further note that renewable energy companies have faced increased difficulties in raising capital as oil prices have declined and the credit crisis continues.  Please disclose any expected impact these risks will have on your targeted installation schedule for 2008 through 2013 in light of the fact that you may not be able to obtain financing as readily and the fact that the projected commencement dates of several of your advanced projects have been delayed.  Also expand the “Management’s Discussion and Analysis” section to address specifically your ability to fund operations, extend the maturity of existing debt or to refinance outstanding debt and obtain additional capital.

Response:  We have revised the disclosure accordingly.  Please see the risk factor under the caption “We may not be able to finance the growth of our business, including the development and construction of our wind energy projects and the growth of our organization.” on p. 27.  In addition, we have revised the Liquidity and Capital Resources section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which starts on p. 71, in response to the Staff’s comment.

9.                                      In your risk factor “If we are deemed an investment company under the Investment Company Act .. . . “ at the top of page 33, please consider including “changes in financial reporting and regulatory disclosure requirements” as additional consequences of being deemed an investment company.

Response:  We have revised the disclosure to include these additional consequences of being deemed an investment company.  Please see p. 32.

Unaudited Pro Forma Financial Information, page 42

10.                               We considered your response to comment 19 in our letter dated August 29, 2008.  Please disclose that the exchange of shares in the reorganization will be accounted for as a transfer of carrying value in a recapitalization without consideration.

Response:  We have revised the disclosure to disclose that the exchange of shares of our Class B common stock (or Class A common stock, as the case may be) for membership units of First Wind Holdings, LLC as part of our reorganization will be accounted for as a transfer of carrying value in a recapitalization without consideration.  Please see p. 44.

11.                               Please tell us how you anticipate calculating the effect of your proposed response to comment 20 in our letter dated August 29, 2008.

Response:  SAB Topic 1:B.3 states that dividends declared subsequent to the balance sheet date be given retroactive effect in the balance sheet with appropriate disclosure or be reflected in the pro forma balance sheet.  It requires similar treatment when dividends exceed earnings in the current year.  Pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn.

Distributions to members and minority members in the year ended December 31, 2008 and the nine months ended September 30, 2009 exceeded the current year’s earnings therefore the pro forma per share data should give effect to the number of shares that would be required to replace the capital withdrawn.  For the Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2008 and for the nine months ended September 30, 2009 we will calculate the number of shares at the offering price required to replace the capital utilized.  The number of shares derived will be included in the shares used in computing pro forma net loss per share.

12.                               Please tell us if the number of shares used in computing pro forma and pro forma as adjusted net loss per share will differ.  If so, please explain to us the reasons for such difference and revise your disclosures to clarify.

Response:  The number of shares used in computing pro forma and pro forma as adjusted net loss per share in the Unaudited Pro Forma Consolidated Statements of Operations for the Year ended December 31, 2008 and for the nine months ended September 30, 2009 will differ.  The number of shares to be included in the “Pro forma net loss per share-basic and diluted” will include the shares related to the pro forma adjustments described in footnotes (3), (4) and (6).  The pro forma adjustments described in footnote (3) and (4) relate to the Company’s planned reorganization to be completed immediately prior to this offering.  Footnote (6) relates to cash distributions in excess of current year earnings.  The number of shares to be included in the “Pro forma as adjusted net loss per share-basic and diluted” will include the pro forma adjustment described in footnote (2) that reflects the shares issued in this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Material Trends and Uncertainties, page 57

13.                               We reviewed your response to comment 10 in our letter dated August 29, 2008.  Please disclose whether you expect turbine demand to continue to exceed turbine supply in the coming years and whether you view this as a trend or uncertainty that will materially affect your business.

Response:  We have revised the disclosure to state that while demand for wind turbines and related components has exceeded supply in the past, it does not at the moment and that as a result we believe that our need to make long-term capital commitments to turbine purchases far in advance of anticipated delivery will be reduced.  Please see p. 56.

Liquidity and Capital Resources, page 76

14.                               Please discuss counterparty credit risk associated with your hedging arrangements.  Please also disclose whether such arrangements are more difficult to consummate given the conditions in the credit market.  Refer to Items 303(a)(1) and 303(b)(1) of Regulation S-K.

Response:  We have revised the disclosure to discuss counterparty credit risk associated with hedging arrangements.  Please see p. 82.  At the moment we do not believe that hedging arrangements are more difficult for us to enter into as a result of conditions in the credit market, and accordingly we respectfully submit that no such disclosure is needed in the Registration Statement.

Uses of Funds, page 77

Derivative and Instruments and Hedging, page 78

15.                               Please explain to us when you are required to post cash collateral and issue letters of credit for your obligations under hedging arrangements.  Discuss your typical and available sources for collateral postings.  In addition, here and in your table on page 80 disclose available borrowings under the credit agreements under which letters of credit are issued.  Finally, discuss the impact that reasonably possible changes in electricity prices and other relevant terms will have on collateral postings, available borrowings and the need for new credit agreements.  Refer to Item 303(a)(1) and Item 303(b)(1) of Regulation S-K.

Response:  We have revised the disclosure relating to our collateral obligations.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Letters of Credit” on p. 75.

Sources of Funds, page 79

Cash Flow, page 81

16.                               We reviewed your revisions in response to comment 28 in our letter dated August 29, 2008.  Please ensure that your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.  For example, you explain that in the six months ended June 30, 2008, increases in accounts payable and accrued expenses provided $10.6 million of operating cash flows partially offset by increases in prepaid expenses and other assets, which used $6.8 million in operating cash flows.  Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts as well as fluctuations in your “cash burn” rate.  Refer to SEC Release No. 33-8350.

Response:  We have revised the disclosure accordingly.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Cash Flows” on p. 76.

Industry, page 86

17.                               We reviewed your response to comment 30 in our letter dated August 29, 2008.  Please file a consent from Emerging Energy Research regarding the data it provided to you.

Response:  We do not believe a consent from Emerging Energy Research under Rule 436 of Regulation C is appropriate, since we are not relying upon EER as an expert, nor is the information summarized in Amendment No. 2 presented as the report or opinion of an expert.  EER is a research, advisory and consulting firm that tracks emerging technologies in energy markets.  The data we licensed from EER are generally available to the public for a fee.

18.                               We reviewed your response to comment 30 in our letter dated August 29, 2008 as well as the supplemental materials you provided.  In some instances, the source materials you provided are not appropriately marked and, as a result, we can not assess whether the materials support the corresponding statements.  In other instances, it is not apparent from the face of the source materials how they support the corresponding statements in your prospectus.  In a few instances, it appears that the sources may not support the statements in your prospectus.  There also are instances where the source of the data is not apparent from the material you provided.  Please review your source materials to ensure that:

•                  they are appropriately marked;

•                  it will be apparent to us how the source materials support the corresponding statements in your prospectus, including the submission of any necessary supporting schedules that set forth your analysis of the source material;

•      the materials support the corresponding statements; and

•                  the name of the source that you cite in your prospectus is included on the face of corresponding supporting material.

We also note that the annotated version of the “Industry” section you provided with your supplemental materials does not track the “Industry” section included in your registration statement filed on October 8, 2008.  When you re-submit the supplemental materials with your next amendment, please ensure that the annotated version of the Industry section is the version that is filed.  We appreciate that there may be a slight delay in the submission of these materials as a result.

Response:  We will promptly provide revised source materials to the Staff on a supplemental basis, marked and with supporting material as necessary, that are keyed to the revised disclosure in the Registration Statement and the reports and articles referenced in that revised disclosure.

Our Business, page 100

Competitive strengths, page 103

19.                               We reviewed your response to comment 8 in our letter dated August 29, 2008.  Please modify the phrase “Significant Portfolio” to indicate that nearly all of your portfolio is prospective capacity.

Response:  In response to the Staff’s comment, we have deleted all references to a “significant portfolio.”  In addition, Amendment No. 2 has been revised to discuss the classification of projects in our development portfolio in detail.  Please see “Business — How We Classify Our Projects” beginning on p. 108.

Our Development Process, page 107

Turbine procurement and allocation, page 109

20.                               We reviewed your response to comment 35 in our letter dated August 29, 2008.  Please add a percentage column adjacent to the last column in the table on this page, reflecting the total percentage of secured turbines from each of GE Energy (28%) and Clipper Windpower (72%).

Response:· The revised disclosure in the Registration Statement no longer contains the table that was on p. 109 of Amendment No. 1.  Please see “Business—Suppliers” beginning on p. 116 for disclosure regarding wind turbine supply.

How We Classify Our Projects, page 111

Advanced Projects, page 112

21.                               We reviewed your response to comment 37 in our letter dated August 29, 2008.  The tables under the headings “Business—Overview—Northeast,” “—West,” and “—Hawaii” on pages 102 and 103, the table on pages 114-15 and the table summarizing your advanced projects on page 121 set forth the actual or projected date of commercial operations for each of your projects.  Please tell us why, if a project commences construction 18 months from October 2008 (April 2010) and it takes nine to 15 months to complete, it is appropriate to classify these projects as reaching commercial operations in 2010.  For example, you state that you do not expect to commence construction on Longfellow, Milford II or Oakfield until 2010, yet you reflect these projects as operational in 2010 in the foregoing tables.

Response:  We have removed the references to the projected date of commercial operations in the table under “Business—Overview.”  Please see p. 94.  For those projects that we expect to become operating/under construction in 2010, we discuss the relevant considerations in general under Business—How We Classify Our Projects—Tier 1 Projects” starting on p. 108 and under “Business—Our Portfolio of Wind Energy Projects—Projects Scheduled to be in Construction in 2010” starting on p. 113.

Executive Compensation, page 142

Annual Cash Compensation, page 146

Discretionary Cash Bonuses, page 147

22.                               We reviewed your responses to comments 48 and 50 in our letter dated August 29, 2008.  You have removed the references to “overall financial metrics,” “pre-established financial metrics” and the objective criteria necessary to receive these awards.  You state that you did not use an exact formula to set bonuses and that the compensation committee could increase the percentage amount of awards based on an executive’s exceptional service or efforts.  Please advise us whether:

•                  a specific formula was used in 2007 to calculate the initial bonus before the compensation committee used its discretion to increase an award, and

•                  you expect to use specific formulas in 2008 to calculate initial bonuses before the compensation committee exercises its discretion to increase or decrease such amounts.

Also advise us of the specific type of metrics that were established in advance.  We may have further comments.

Response:  We acknowledge the Staff’s comments regarding the 2007 discussion and these comments will be taken into account when completing the Compensation Discussion and Analysis for 2009.

Summary of Compensation, page 154

Outstanding Equity Awards at Fiscal Year End, page 156

23.                               Please revise the table at the top of page 157, and footnote 2, to present the vesting columns in chronological order of the vesting or tell us why it is not appropriate to do so.

Response:  We have revised the disclosure accordingly.  Please see p. 139.

Financial Statements, page F-1

First Wind Holdings. LLC Financial Statements, page F-2

24.                               We have considered your responses to comments 70 and 76 in our letter dated August 29, 2008.  In your response to comment 76, you conclude that the sales of membership interests to Tax Equity Investors “may be considered” sales of real estate under SFAS 66.  Your analysis leading up to this conclusion appears to suggest that these transactions are within the scope of SFAS 66.  Please explain in detail why you elected to account for these transactions as equity transactions.  It appears you determined that since such interests were not liabilities under SFAS 150, by default they were equity rather than being within the scope of SFAS 66.  We also note that the form of the transaction calls them “equity.”  If our understanding of your reasoning is incorrect, please clarify it.  In this regard, please show us your calculation for minority interest using the HLBV approach for the most recent two years and interim period.  We are trying to understand whether it results in a rate of return allocation to minority interest.  Likewise, please show us the calculation assuming the profit sharing arrangement under SFAS 66 was utilized for the same periods.  On this point, explain why you believe the profit sharing method is the most appropriate method that would have been applied if you utilized SFAS 66 accounting given the nature and extent of your continuing involvement.  Also, please specifically address your consideration as to why the financing method would not be more appropriate.  Finally, please provide a sample description of how you would envision the profit sharing and financing method allocation to minority interest.  We may have further substantive comment.

Response:  With respect to the Staff’s comment, we refer to the Company’s correspondence with the Office of the Chief Accountant of the Commission and Chief Accountant’s Office of the Division of Corporation Finance.  We are supplementally providing the Company’s letters to the Commission dated July 10, 2009 and September 14, 2009 regarding the Company’s discussions with the Commission concerning the treatment of sales of the equity interests.

25.                               If in response to the comment above you conclude that the tax equity financing transactions should have been accounted for under SFAS 66, please provide us with an updated FIN 46(R) analysis.  In doing so, explain to us whether the Project LLCs would be variable interest entities as defined in paragraph 5 of FIN 46R and whether the entities qualify as variable interest entities under paragraph 5(b)(1) of FIN 46(R) under a SFAS 66 model.  To the extent the Project LLCs represent variable interest entities, show us who would be the primary beneficiary.  Please be detailed in your analysis.

Response:  As discussed in the correspondence with the Office of Chief Accountant referred to in our response to comment 24 above, we note that question 3 of this correspondence considered the balance sheet classification of the tax equity investors’ interests and concluded that these interests represent noncontrolling interests in the equity of the Project LLCs.  The tax equity investors’ interests are recorded as a component of equity in both the Project LLC and in the consolidated financial statements of First Wind Holdings, LLC.  Therefore, our conclusion that the tax equity financing transactions are accounted for under SFAS 66 does not change our FIN 46(R) analysis that was discussed in our October 8, 2008 response to comment 70.  That is, the Project LLCs are not variable interest entities under FIN 46(R).

Notes to Consolidated Financial Statements, page F-7

26.                               Please provide disclosure similar to the disclosure in footnote (2) of the table of selected financial data on page 51.  If you do not believe such disclosure is warranted, please explain supplementally.

Response:  We have revised the disclosure under “Note 3 — Summary of Significant Accounting Policies — Net Loss Per Unit.”  Please see p. F-18.

Note 2—Other Non-Current Assets, page F-15

27.                               We considered your response to comment 75 in our letter dated August 29, 2008.  Please clarify whether the estimated fair value of EWP exceeded the carrying value of EWP or exceeded the goodwill at EWP.  If the latter, show us your step 2 allocation of fair value in your impairment analysis.

Response:  In subsequently evaluating the underlying transaction for Evergreen Wind Power LLC that is the subject of the Staff’s comment, we determined that the cost in excess of identifiable assets that we had previously accounted for as goodwill should have been classified as an identifiable intangible asset. This change has been reflected in the financial statements included in Amendment No. 2.  As a result, we did not perform an annual impairment test for goodwill in 2008; however, we did consider impairment under SFAS No. 144 and determined that no indicators of impairment existed with respect to this asset.

Note 10—Members’ Equity, page F-33

28.                               We reviewed your response to comment 81 in our letter dated August 29, 2008.  Please revise your disclosures in Notes 10 and 11 regarding the Series B-1 Units to clarify when the Units were issued; the vesting period, as defined in Appendix E of SFAS 123(R); and the requisite service period, as defined in Appendix E of SFAS 123(R).

Response:  Set forth below is a clarification of the facts and circumstances related to the Series B-1 Units.

On April 28, 2006 the Company granted and issued 16,962,000 Series B-1 Units to certain individuals (the “Grantees”).  This coincided with an agreement whereby the Company received commitments from its members to contribute $322,600,000 to the Company in exchange for 322,600,901 Series A Units.  The terms of the Restricted Unit Agreement (the “RUA”) between the Company and the Series B-1 Unit recipients specify that the 16,962,000 Series B-1 units granted and issued on April 28, 2006 begin vesting in proportion to each capital contribution by the members towards their commitment of $322,600,000.  The proportionate number of Series B-1 Units that begin vesting with each capital contribution vest in three equal annual installments on the anniversary date of the capital contribution as long as the Grantees have been continuously employed by the Company from April 28, 2006 to each vesting date.  The following summarizes Series A Unit capital contribution dates and the proportionate number of Series B-1 Units that commenced vesting at that date.

Series A Unit Capital Contribution Date	Proportionate Number of Series B-1 Units

April 28, 2006	4,556,029
August 18, 2006	855,853
January 3, 2007	701,872
May 7, 2007	518,012
May 29, 2007	614,480
June 30, 2007	9,635
Total	7,255,881

To illustrate what is described above, on August 18, 2006 for example, there was a capital contribution of $16,277,500 from a member towards the total commitment of $322,600,000, or about 5.05%.  Based on the RUA, a proportionate number of the 16,962,000 Series B-1 Units granted and issued on April 28, 2006 began vesting in three equal annual installments on the anniversary of the capital contribution date of August 18, 2006.  Grantees must be continuously employed by the Company from the April 28, 2006 grant date through the vesting date to have a right to the Units.

The requisite service period then would be from April 28, 2006 through the third anniversary date of each capital contribution.  The vesting period is the three year period from each capital contribution.  Compensation expense is being recorded on a straight line basis over the vesting period for all Series B-1 Units.  We note supplementally for the Staff that, on March 31, 2008, all outstanding Series B-1 Unit awards were modified to provide similar vesting provisions as subsequent issuances of Series B Units, which vest over a three-year term of continuous service.  One-third of the outstanding Series B-1 Units that had not begun vesting as of that date became immediately vested and were expensed pursuant to SFAS 123(R) upon this modification.

29.                               Your response to comment 82 in our letter dated August 29, 2008 suggests that you assigned a 100% probability that Series A Unit holders would receive their liquidation preference as opposed to some other scenario in which they would recover their investment and a potential return.  Please tell us how this is in accordance with the 2nd and 3rd bullet points of paragraph 142 of the AICPA’s Practice Aid entitled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”  In this regard, you should provide us with a complete summary of your probability-weighted expected return model as of December 31, 2006.

Response:  In our response to comment 82 in our letter dated August 29, 2008 we did not provide enough detail regarding the December 31, 2006 valuation model to demonstrate our compliance with the guidance of paragraph 142 of the AICPA’s Practice Aid entitled “Valuation of Privately-Held Company Equity Securities Issued as Compensation.”

In late 2007 we created a probability-weighted valuation model to estimate the value of the total enterprise as of December 31, 2006.  The model identified five different scenarios and assigned a probability to each of those scenarios.  The scenarios and the probability that each would come to pass are detailed as follows:

Scenario	Probability

A. Sale of the Business	25%
B. Status Quo	30%
C. IPO	5%
D. Bankruptcy	10%
E. Downside	30%
100%

Scenario A. “Sale of the Business” assumed a third party purchases all of the outstanding Series A and B-1 units.  Scenario B. “Status Quo” assumed the Company would continue to develop projects utilizing a combination of debt and private equity to meet its capital requirements.  Scenario C. “IPO” contemplated a public offering, Scenario D. “Bankruptcy” assumed a liquidation scenario.  Scenario E. “Downside” assumed the Company encountered one or a combination of fatal business issues that resulted in the equity holders’ units having no value.  About a dozen such issues that could be fatal were identified.

The Company estimated the total enterprise value by calculating the net present value of the estimated future cash flows for each of scenarios A., B. and C. as further detailed hereunder.  From the total enterprise value the Company allocated the per unit value between the Series A and B-1 units.  For scenarios D and E, the Company estimated that neither the Series A or B-1 units would have any value at all.

Under scenario A., the Company estimated the sales price at four future dates based on the capital invested and the return on that investment that would compel the investors to accept the offer.  The net present value at December 31, 2006 of the estimated sales prices at each of the four future dates was assigned a probability factor.  The sum of these probability-weighted net present values totaled about $454 million for the total enterprise value under scenario A.

For the Going Concern scenario B., the Company estimated the net present value of its assets and its liabilities as of December 31, 2006.  The estimation of the net present value of its assets was primarily composed of its wind energy projects that were operating, under construction or in development.  The estimated total enterprise value under scenario B was about $225 million.

In scenario C., the Company estimated the net proceeds that would be raised through a public offering of its shares at four future dates.  The net present value at December 31, 2006 of the estimated net proceeds at each of the four future dates was assigned a probability factor.  The sum of these probability-weighted net present values totaled about $525 million for the total enterprise value under scenario C.

As stated previously, the Company estimated that scenarios D. and E. would result in the Series A and B-1 units having zero value.

Under each of scenarios A., B. and C. the estimated total enterprise value is such that the Series A Unit holders recover their investment and a rate of return that is well in excess of the liquidation preference (return of investment plus 12.31% annually).

We believe that the probability-weighted valuation model described above is in compliance with paragraph 142 of the AICPA’s Practice Aid entitled “Valuation of Privately-Held Company Equity Securities Issued as Compensation.”

•              •              •

Please direct any comments on the foregoing to the undersigned at (212) 450-4565 or to Jeff Ramsay at (212) 450-4243.

Very truly yours,

Joseph A. Hall

Enclosures

cc w/ enc:	Catherine Brown
Ellie Bavaria
Adam Phippen
James Allegretto
Division of Corporation Finance
U.S. Securities and Exchange Commission

Paul Gaynor
Paul H. Wilson, Jr.
First Wind Holdings Inc.

Elizabeth M. Martin
Kirkland & Ellis LLP